

13030173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: **Mount Yale Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 17th Street, Suite 1400
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Sabre **952-897-5395**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606-3392**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Sabre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mount Yale Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA J CAMPBELL
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2017

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Independent Auditor's Report

To the Member
Mount Yale Securities, LLC
Denver, Colorado

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Mount Yale Securities, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mount Yale Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 19, 2013

Mount Yale Securities, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 92,156
Prepaid expenses	6,727
Total assets	$ 98,883
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 2,000
Total liabilities	2,000
Member's equity	96,883
Total liabilities and member's equity	$ 98,883

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Mount Yale Securities, LLC (the Company), a wholly owned subsidiary of Mount Yale Capital Group, LLC (the Parent), is a registered introducing broker-dealer in securities under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a limited-service brokerage firm engaged in the private placement of securities, which commenced operations on April 7, 2003. The Company and its affiliates act as placement agents for various third party investment managers and earn fees based upon the level of assets invested with such managers. The Company also receives advisory fee income for acting as an agent and assisting counterparties in the sale of debt and equity securities and business assets.

Other affiliates wholly owned by the Parent include Mount Yale Asset Management, LLC (MYAM), Mount Yale Investment Advisors, LLC (MYIA), Mount Yale Portfolio Advisors, LLC (MYPA)), Mount Yale International, Ltd. (MYI), Mount Yale Premium Partners, LLC (MYPP) and Mount Yale Administrative Services, LLC (MYAS). MYAM is registered as an investment adviser with the Securities and Exchange Commission (SEC) and is a commodity pool operator and trading adviser with the Commodity Futures Trading Commission. MYIA and MYPA are investment advisory firms registered as investment advisers with the SEC. MYIA and MYPA provide advisory services to high net worth and institutional clients.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Placement fees, advisory fees and related expenses are recognized on the accrual basis when transactions are completed and the revenue is determinable. Certain placement fees are also subject to investment manager performance criteria. Such income is recognized upon notification by an investment manager that the performance criteria has been achieved, which may, under certain circumstances, coincide with the cash receipt of fee income by the Company.

Valuation of investments: All investments are recorded at their estimated fair value, as described in Note 2.

Note 1. Nature of Operations and Significant Accounting Polices (Continued)

Income taxes: As a single member LLC, the Company does not file a separate income tax return. The Company's income or loss is included on the Parent's tax return. The Parent is treated as a partnership for income tax purposes. Federal and state income tax statutes require that the income or loss of a partnership be included in the tax returns of the member. For the year ended December 31, 2012, no income tax liability for uncertain tax positions has been recognized in the accompanying statement of financial condition.

The Company's Parent files income tax returns in U.S. federal jurisdiction, and various states. With few exceptions, the Parent is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2009.

Note 2. Fair Value of Financial Instruments and Derivative Transactions

As described in Note 1, the Company records its investment at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

On June 30, 2010, Red Lambda, Inc. issued a retainer warrant to the Company to compensate the Company for services provided to Red Lambda, Inc. The retainer warrant gives the Company the right to purchase 58,824 shares of common stock of Red Lambda, Inc. at a strike price of $0.12 per share within a three-year exercise period.

The warrant is recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying private placement security exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. As of December 31, 2012 and during the year then ended, Management has determined there to be no fair value associated with this warrant. This financial instrument is classified within Level 3.

Note 3. Related-Party Transactions

The Company and MYAS have entered into an administrative services agreement for MYAS to provide administrative, managerial, and accounting services, as well as joint use and sharing of office facilities.

The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2012, the Company had net capital and net capital requirements of $90,156 and $5,000, respectively. The net capital ratio was 0.02 to 1 at December 31, 2012. The net capital requirements may effectively restrict, among other things, equity distributions to the Parent.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued.